[LETTERHEAD OF DILL DILL CARR STONBRAKER & HUTCHINGS, PC]
                                                             Christopher W. Carr
                                                                  Daniel W. Carr
                                                                  John J. Coates
                                                                 Kevin M. Coates
                                                                    H. Alan Dill
455 Sherman Street, Suite 300                                     Robert A. Dill
Denver, Colorado 80203                                            Thomas M. Dunn
Phone: 303-777-3737                                            John A. Hutchings
Fax: 303-777-3823                                                 Stephen M. Lee
www.dillanddill.com                                            Fay M. Matsukage*
                                                             Robert S. McCormack
                                                                  Adam P. Stapen
                                                                  Jon Stonbraker
                                                               Patrick D. Tooley
                                                        *Also licensed in Nevada


October 12, 2006


H. Roger Schwall, Assistant Director
Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:      GALAXY ENERGY CORPORATION
         REGISTRATION STATEMENT ON FORM S-3
         FILED SEPTEMBER 12, 2006
         FILE NO. 333-137260

Dear Mr. Schwall:

On behalf of Galaxy Energy Corporation (the "Company"), we are responding to the comments of the Staff in its letter dated October 6, 2006. The comments are set forth below, followed by the Company's responses.

1. WE NOTE THE REFERENCE IN THE SECURITIES PURCHASE AGREEMENTS FILED FOR THE APRIL 2006 AND JUNE 2006 PRIVATE PLACEMENTS TO THE ESCROW OF THE PROCEEDS FROM THOSE PLACEMENTS. PLEASE FILE AS EXHIBITS EACH OF THOSE ESCROW AGREEMENTS.

         RESPONSE: The Company used the client trust account of its oil and gas counsel, Welborn Sullivan Meck & Tooley, P.C., for the escrow arrangements. There were no written escrow agreements for these transactions. The investors sent the purchase amounts by wire transfer to that client trust account, and the funds were not released to the Company until all of the items specified for closing in the Securities Purchase Agreements were provided.

2. PLEASE STATE THE EXEMPTION RELIED UPON TO SELL THE SECURITIES ISSUED IN APRIL 2006 AND JUNE 2006 PRIVATE PLACEMENTS, AND THE BASIS FOR YOUR CONCLUSION THAT YOU COULD RELY UPON SUCH EXEMPTIONS.

H. Roger Schwall, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
October 12, 2006
Page 2


         RESPONSE: The Company relied upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933. A total of four purchasers were involved in these financing transactions, and two of the purchasers had invested in the Company previously. Accordingly, these two purchasers were deemed to be sophisticated with respect to the investment in the securities due to their financial condition and involvement in the registrant's business. The other two purchasers were deemed to be sophisticated with respect to the investment due to their financial condition and due to the fact they had made similar types of investments. Restrictive legends were placed on the debenture and warrants evidencing the securities issued in the transactions.

         The Company believes that disclosure of the exemption can be added to the "Selling Stockholders" section in the final prospectus filed pursuant to Rule 424(b)(3). A copy of the proposed disclosure addressing this comment is attached.

Please contact the undersigned if you have any further questions.

Sincerely,

/s/ FAY M. MATSUKAGE

Fay M. Matsukage

Enclosures
Cc:      Galaxy Energy Corporation
         Hein & Associates LLP

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the selling stockholders of shares of our common stock. However, we may receive the sale price of any common stock we sell to the selling stockholders upon exercise of the warrants. We expect to use the proceeds received from the exercise of warrants, if any, for general working capital purposes. The warrants contain a provision for cashless exercise under certain circumstances. If that provision is utilized, we will not receive any proceeds.


                              SELLING STOCKHOLDERS


         This prospectus relates to the resale of 9,770,830 shares of common stock issuable upon conversion of or as interest on the convertible debentures issued in April and June 2006 and upon exercise of warrants issued in connection with these debentures. We sold these securities in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as the four purchasers were deemed sophisticated with regard to an investment in our securities due to their financial condition, prior involvement with our business, and/or specific knowledge of this type of investment. We are registering the shares in order to permit the selling stockholders to offer the shares of common stock for resale from time to time. Except for the ownership of these convertible debentures and warrants, and the ownership of common stock in the case of Messrs. Sauter and Mathys, the selling stockholders have not had any material relationship with us within the past three years.


         This prospectus also relates to the resale of 19,771,319 shares of common stock issuable upon conversion of or as interest on the convertible notes issued in 2004. We previously registered the shares issuable upon conversion of the notes, but the conversion prices at which shares have been issued have been lower than originally anticipated, making it necessary to register additional shares. We are registering the additional shares in order to permit the selling stockholders to offer the shares of common stock for resale from time to time. Except for the ownership of these convertible notes and warrants issued in 2004 and convertible notes issued in May 2005, the selling stockholders have not had any material relationship with us within the past three years.

         The table below lists the selling stockholders and other information regarding the beneficial ownership of the common stock by the selling stockholders. The second column lists for each selling stockholder the number of shares of common stock held, plus the number of shares of common stock, based on its ownership of all of the convertible debt and the warrants, that would have been issuable to such selling stockholders as of September 1, 2006, assuming conversion of all convertible debt plus accrued interest thereon as of such date and exercise of the warrants held by such selling stockholders on that date, without regard to any limitations on conversions or exercise. The third column lists the shares of common stock being offered by this prospectus by each selling stockholder. We will file a new registration statement to cover the resale of any shares beyond the amounts included in this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus and sales pursuant to prospectuses under other registration statements and sale of all shares under the convertible notes issued in May 2005.

         Under the terms of the convertible debentures, convertible notes and the warrants, the selling stockholders may not convert the convertible debentures or convertible notes, or exercise the warrants, to the extent such conversion or exercise would cause the selling stockholder, together with its affiliates, to have acquired a number of shares of common stock which would exceed 4.99% of our then outstanding common stock, excluding for purposes of such determination shares of common stock issuable upon conversion of the convertible debt which have not been converted and upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."